SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV, Mercado Electrónico Abierto S.A. and Buenos Aires Stock Exchange dated March 31, 2023

Buenos Aires, March 31, 2023

To the

COMISION NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Re: Long-term local and foreign currency rating modification

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities and Exchange Commission and the corresponding ByMA and MAE Regulations.

In this regard, we hereby inform that yesterday, S&P Global Ratings (“S&P”) downgraded YPF’s long-term local and foreign currency rating, together with that of 11 Argentine companies, to ‘CCC-’ from ‘CCC+’, with a negative outlook, mainly reflecting the higher sovereign risk and the impact of potential new foreign exchange restrictions on the companies’ ability to meet their financial obligations in foreign currency.

This rating change is related to S&P’s downgrade of Argentina’s long-term foreign currency rating on March 29 to ‘CCC-‘ from ‘CCC+’, as well as the modification of the country’s transfer and convertibility (T&C) rating to ‘CCC-’ from ‘CCC+’.

The respective report is copied below.

Yours faithfully,

Pablo Calderone Market Relations Officer YPF S.A.

11 Argentine Infrastructure And Corporate Entities Downgraded To ‘CCC-’ On Increased Transfer And Convertibility Risks

March 30, 2023

•  On March 29, 2023, S&P Global Ratings lowered its long-term foreign currency rating on Argentina to ‘CCC-’ from ‘CCC+’. At the same time, we revised downwards our transfer and convertibility (T&C) assessment on the country to ‘CCC-’ from ‘CCC+’.

•  We’re also lowering our ratings on 11 Argentine infrastructure and corporate entities to ‘CCC-’ from ‘CCC+’.

•  The outlook on these entities is negative, reflecting potential further restrictions to access and/or transfer funds abroad in the near future, including regulation forcing these companies to unilaterally restructure their foreign-currency debt maturities, as was the case in early 2021, a situation that we typically view as tantamount to default. The outlook and the ratings also incorporate the chances of a deeper recession, hurting these entities’ ability to generate enough revenue in domestic currency to convert into the needed funds for servicing the foreign-currency obligations. We could raise the ratings if our perception of the T&C risk diminishes.

BUENOS AIRES (S&P Global Ratings) March 30, 2023--S&P Global Ratings lowered its local and foreign currency ratings on the following companies to ‘CCC-’ from ‘CCC+’. The outlook on these ratings is now negative:

•  Aeropuertos Argentina 2000 S.A.

•  AES Argentina Generación S.A.

•  CAPEX S.A.

•  Compania General de Combustibles S.A.

•  CLISA-Compania Latinoamericana de Infraestructura & Servicios S.A.

•  Empresa Distribuidora Y Comercializadora Norte S.A.

•  Pampa Energia S.A.

•  Telecom Argentina S.A.

•  Transportadora de Gas del Sur S.A. (TGS)

•  YPF Energia Electrica S.A.

•  YPF S.A.

PRIMARY CREDIT ANALYST

Diego H Ocampo

Buenos Aires

+54 (11) 65736315

diego.ocampo

@spglobal.com

SECONDARY CONTACTS

Amalia E Bulacios

Buenos Aires

+ 54 11 4891 2141

amalia.bulacios

@spglobal.com

Candela Macchi

Buenos Aires

+ 54 11 4891 2110

candela.macchi

@spglobal.com

www.spglobal.com/ratingsdirect	March 30, 2023

11 Argentine Infrastructure And Corporate Entities Downgraded To ‘CCC-’ On Increased Transfer And Convertibility Risks

The downgrade follows a similar action on our long-term foreign currency ratings and T&C on Argentina, following announced plans that, if implemented, would oblige some nonfinancial public-sector entities to exchange or sell their holdings of global- and local-law dollar-denominated bonds issued during the 2020 restructuring for other locally issued peso debt, likely dollar- and/or inflation-linked bonds. In our view, the lack of clarity and the apparent motivation for the potential transaction underscore heightened credit vulnerabilities, in particular given the increasing pressures from the severe drought that Argentina is facing, which further constrains the already disrupted FX market. This expected greater pressure on the FX markets also explains our downward revision of the T&C assessment to ‘CCC-’.

The T&C assessment reflects our perception of the risk of the sovereign interfering with the ability of domestic companies to access, convert, and transfer money abroad, which is essential for the affected companies to service their financial obligations, many of which are denominated in foreign currency, particularly U.S. dollars.

Although some of these entities do not face material obligations in foreign currency in the next 12 months, Argentina’s recent track record of forcing entities to restructure foreign-currency debts in times of severe external account weakness, such as the current one, increases the likelihood of a similar action in the next few quarters.

The outlook on these entities is negative, reflecting potential harsher restrictions to access and/or transfer funds abroad in the near future, including additional central bank regulations forcing Argentine entities to unilaterally push forward payments in foreign-currency debt, as was the case in early 2021, a situation that we typically view as tantamount to default. The negative outlook on these entities also reflects the chances of a deeper recession, along with increasing inflation, a sharp depreciation of the peso, which could in turn reduce the companies’ ability to generate enough revenue in domestic currency to convert into the needed funds for servicing the foreign-currency obligations. We could raise the ratings if our perception of the T&C risk diminishes.

Related Criteria

•	Criteria | Corporates | Industrials: Key Credit Factors For The Midstream Energy Industry, Nov. 15, 2021

•	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021

•	General Criteria: Group Rating Methodology, July 1, 2019

•	Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

•	Criteria | Corporates | Industrials: Key Credit Factors For The Real Estate Industry, Feb. 26, 2018

•	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

•	Criteria | Corporates | Industrials: Key Credit Factors For The Telecommunications And Cable Industry, June 22, 2014

www.spglobal.com/ratingsdirect	March 30, 2023

11 Argentine Infrastructure And Corporate Entities Downgraded To ‘CCC-’ On Increased Transfer And Convertibility Risks

•	Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

•	General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•	Criteria | Corporates | Utilities: Key Credit Factors For The Regulated Utilities Industry, Nov. 19, 2013

•	General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•	General Criteria: Ratings Above The Sovereign—Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•	General Criteria: Criteria For Assigning ‘CCC+’, ‘CCC’, ‘CCC-’, And ‘CC’ Ratings, Oct. 1, 2012

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Ratings List

* * * * * * * * * * * * * * * AES Corp. (The) * * * * * * * * * * * * * *
Downgraded
	To	From
AES Argentina Generación S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Negative/—
AES Argentina Generación S.A.
Senior Unsecured	CCC-	CCC+
* * * * * * * * * * * Aeropuertos Argentina 2000 S.A. * * * * * * * * * *
Downgraded
	To	From
Aeropuertos Argentina 2000 S.A.
Senior Secured	CCC-	CCC+
Downgraded; CreditWatch/Outlook Action
	To	From
Aeropuertos Argentina 2000 S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * * * * * * * * * * * * * * CAPEX S.A. * * * * * * * * * * * * * * * *
Downgraded
	To	From
CAPEX S.A.
Senior Unsecured	CCC-	CCC+

www.spglobal.com/ratingsdirect	March 30, 2023

11 Argentine Infrastructure And Corporate Entities Downgraded To ‘CCC-’ On Increased Transfer And Convertibility Risks

Downgraded; CreditWatch/Outlook Action
	To	From
CAPEX S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * CLISA-Compania Latinoamericana de Infraestructura & Servicios S. * * *
* * * * * * * * * * * * * * * * * * A. * * * * * * * * * * * * * * * * * *
Downgraded
	To	From
CLISA-Compania Latinoamericana de Infraestructura & Servicios S.A.
Senior Secured	CCC-	CCC
Senior Unsecured	CCC-	CCC
Downgraded; CreditWatch/Outlook Action
	To	From
CLISA-Compania Latinoamericana de Infraestructura & Servicios S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC/Positive/—
* * * * * * * * * Compania De Inversiones de Energia S.A. * * * * * * * *
Downgraded
	To	From
Transportadora de Gas del Sur S.A. (TGS)
Senior Unsecured	CCC-	CCC+
Downgraded; CreditWatch/Outlook Action
	To	From
Transportadora de Gas del Sur S.A. (TGS)
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * * * * * * * Compania General de Combustibles S.A. * * * * * * * * *
Downgraded
	To	From
Compania General de Combustibles S.A.
Senior Unsecured	CCC-	CCC+
Downgraded; CreditWatch/Outlook Action
	To	From
Compania General de Combustibles S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * * * * Empresa Distribuidora Y Comercializadora Norte S.A. * * * * *
Downgraded
	To	From
Empresa Distribuidora Y Comercializadora Norte S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Negative/—

www.spglobal.com/ratingsdirect	March 30, 2023

11 Argentine Infrastructure And Corporate Entities Downgraded To ‘CCC-’ On Increased Transfer And Convertibility Risks

* * * * * * * * * * * * * * Pampa Energia S.A. * * * * * * * * * * * * * *
Downgraded
	To	From
Pampa Energia S.A.
Senior Unsecured	CCC-	CCC+
Downgraded; CreditWatch/Outlook Action
	To	From
Pampa Energia S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * * * * * * * * * * * Telecom Argentina S.A. * * * * * * * * * * * * *
Downgraded
	To	From
Telecom Argentina S.A.
Senior Unsecured	CCC-	CCC+
Downgraded; CreditWatch/Outlook Action
	To	From
Telecom Argentina S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
* * * * * * * * * * * * * * * * * YPF S.A. * * * * * * * * * * * * * * * *
Downgraded
	To	From
YPF S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
YPF S.A.
Senior Unsecured	CCC-	CCC+
* * * * * * * * * * * * * * * * * YPF Energia Electrica S.A. * * * * * * * * * * * * * * * *
Downgraded; CreditWatch/Outlook Action
	To	From
YPF Energia Electrica S.A.
Issuer Credit Rating	CCC-/Negative/—	CCC+/Stable/—
YPF Energia Electrica S.A.
Senior Unsecured	CCC-	CCC+

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

www.spglobal.com/ratingsdirect	March 30, 2023

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www.spglobal.com/ratingsdirect	March 30, 2023

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www.spglobal.com/ratingsdirect	March 30, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 31, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer